SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)
Myers Industries, Inc.

(Name of Issuer)

Common Stock, no par value	628464109

(Title of class of securities)	(CUSIP number)
Megan L. Mehalko, Benesch, Friedlander, Coplan & Aronoff LLP
200 Public Square, Suite 2300, Cleveland, Ohio 44114, (216) 363-4487

(Name, address and telephone number of person authorized to receive notices and communications)
December 10, 2008

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].
(Continued on following pages)
(Page 1 of 4 pages)

CUSIP No.	628464109	13D	Page	2	of	4 pages

1	NAME OF REPORTING PERSONS: Mary S. Myers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0*

WITH	10	SHARED DISPOSITIVE POWER:

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON:

IN
* Due to her death on December 10, 2008, Mary Myers no longer has any ownership interest with respect to: (i) the 253,021 Common Shares held by The Mary and Louis Foundation (the “Foundation”), of which Mary Myers was a Trustee and (ii) the 3,442,524 Common Shares held by the Mary S. Myers Revocable Trust dated September 21, 1989, as amended (the “Trust”), of which Mary Myers was the grantor.

     This Amendment No. 4 is filed on behalf of Mary S. Myers and amends the Schedule 13D previously filed by her with the Securities and Exchange Commission (the “SEC”) on February 12, 1999 (“Schedule 13D”) as later amended on each of February 16, 1999, April 24, 2007 and October 16, 2008, relating to the common stock, no par value per share (the “Common Shares”) of Myers Industries, Inc. (the “Issuer”). The purpose of this Amendment No. 4 to Schedule 13D is to amend the “Purpose of the Transaction” and “Interest in Securities of the Issuer” sections of the Schedule 13D filed by Mary Myers to reflect the fact that Mary Myers is deceased and no longer has any interest in the Common Shares held by the Trust. The information below supplements the information previously reported.
     Item 4. Purpose of the Transaction.
     For estate planning purposes, Mary Myers established the Trust under Ohio law for the benefit of her descendants and previously transferred ownership of 3,442,524 Common Shares to the Trust. On December 10, 2008, Mary Myers died and her authority with respect to the Common Shares subject to the Trust passed to Ellen J. Myers and Kathryn A. Myers (collectively, the “Co-Trustees”) as the sole trustees of the Trust with authority to control the voting and disposition of the Common Shares held by the Trust. In addition, upon her death, Mary Myers ceased to be a trustee of the Foundation, and therefore no longer has any interest in the Common Shares held by the Foundation.
     Item 5. Interest in Securities of the Issuer.
     (a) Items 7 through 11 and 13 of the cover page of this Schedule 13D which relate to the ownership of Common Shares by the Reporting Person is hereby incorporated by reference in this response.
     (b) Items 7 through 10 of the cover page of this Schedule 13D which relate to the Reporting Person’s voting and dispositive power with respect to the Common Shares which the Reporting Person beneficially owns is hereby incorporated by reference in this response.
     (c) Between October 31, 2008 and November 5, 2008, Mary Myers sold 72,598 Common Shares held by the Trust in a series of open market sales as follows: 13,794 Common Shares sold at a price of $10.50 per share, 5,922 Common Shares sold at a price of $10.51, 2,710 Common Shares sold at a price of $10.52 per share, 2,800 Common Shares sold at a price of $10.53 per share, 5,800 Common Shares sold at a price of $10.54 per share, 2,400 Common Shares sold at a price of $10.55 per share, 2,464 Common Shares sold at a price of $10.56 per share, 1,700 Common Shares sold at a price of $10.57 per share, 5,728 Common Shares sold at a price of $10.58 per share, 3,300 Common Shares sold at a price of $10.59 per share, 6,676 Common Shares sold at a price of $10.60 per share, 2,724 Common Shares sold at a price of $10.61 per share, 4,872 Common Shares sold at a price of $10.62 per share, 3,200 Common Shares sold at a price of $10.63 per share, 1,363 Common Shares sold at a price of $10.64 per share, 300 Common Shares sold at a price of $10.65 per share, 1,600 Common Shares sold at a price of $10.66 per share, 900 Common Shares sold at a price of $10.67 per share, 2,408 Common Shares sold at a price of $10.68 per share, 400 Common Shares sold at a price of $10.69 per share, 1,137 Common Shares sold at a price of $10.70 per share, 100 Common Shares sold at a price of $10.73 per share and 300 Common Shares sold at a price of $10.74 per share.

     (d) Not applicable.
     (e) On December 10, 2008, Mary Myers ceased to be the beneficial owner of 5% or more of the Common Shares of the Issuer.
SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2009	/s/ Stephen E. Myers
Stephen E. Myers, as executor of the estate
of MARY S. MYERS